[redacted]

14047285

UN
SECURITIES AND
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

*AD
3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Brokerage & Securities Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave
(No. and Street)

Geneva (City) IL (State) 60134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Jason M. Carver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Brokerage + Securities Services LLC, as of February 26, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
COLLEEN M BENJAMIN
Notary Public - State of Illinois
My Commission Expires Mar 30, 2015

[Signature]
Signature

Senior Vice President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2013
Available for Public Inspection

pwc

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2013
Available for Public Inspection

SunGard Brokerage & Securities Services, LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Managers and Member of
SunGard Brokerage & Securities Services, LLC

We have audited the accompanying statement of financial condition of SunGard Brokerage & Securities Services, LLC (the "Company") as of December 31, 2013.

Management's Responsibility for Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SunGard Brokerage & Securities Services, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	19,099,778
Cash and securities segregated under federal regulations		294,045
Deposits with clearing organizations		2,972,800
Receivable from brokers, dealers and clearing organizations		4,753,225
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $6,010,512.		3,003,056
Receivable from affiliates		148,223
Accounts receivable		3,079,098
Prepaid expenses and other assets		922,837
Total assets	$	34,273,062
Liabilities and Member's Equity		
Payable to brokers, dealers and clearing organizations	$	1,191,887
Payable to customers		77,698
Payable to Parent and affiliates		1,048,883
Accounts payable, accrued expenses and other liabilities		10,163,942
Total liabilities		12,482,410
Commitments and contingencies (Note 9)		
Member's equity		21,790,652
Total liabilities and member's equity	$	34,273,062

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

The Company's sole member, Online Securities Processing Inc., is an indirect, wholly owned subsidiary of SunGard Data Systems Inc. ("SunGard" or the "Parent"). The member receives the full allocation of net profits and losses. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system and electronic communication networks (ECNs).

During 2012, the Company also engaged in securities clearance and corresponding clearing services for other firms. However, in October 2012, the Company ceased these activities and has only residual balances at the statement of financial condition date. The Company has entered into clearing agreements with two broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis.

2. Summary of Significant Accounting Policies

a) Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

b) Revenue

Transaction fees are charged by the Company to clients on a per transaction basis and are related to expenses paid by the company to regulatory organizations and executing brokers.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Clearing fees are recorded on a trade date basis.

The Company provides soft dollar research services and the Company serves as paying agent. Costs related to services which have been provided to customers but not yet paid for through earned commissions are deferred to the extent that the Company ultimately deems them to be collectible. These costs are included in other assets on the statement of financial condition. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are recorded as accrued soft dollar liabilities and included within accounts payable, accrued expenses and other liabilities on the statement of financial condition to the extent the Company ultimately expects to incur expenses through the payment for services under the soft dollar arrangements.

c) Furniture, equipment, software and leasehold improvements depreciation

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

As of December 31, 2013, remaining unamortized fixed assets consist primarily of computer equipment with original estimated useful lives of 3 – 5 years (see Note 12).

d) Income taxes

The sole member of the Company is individually liable for the taxes on the Company's income. Federal taxes are not allocated to the Company. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates. The Company receives expense allocations of state business taxes paid by the Parent, which amounts are accrued for in the Statement of Financial Condition.

e) Fair Value Measurements

The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value and are classified as level 1 under the hierarchy defined below. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements.) The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measure and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 3 instruments held by the Company include clearing corporation common shares required to ensure status as a clearing member. These securities do not have active markets and do not have comparable marketable securities. Currently, we believe that cost approximates fair value of the shares. There were no transfers between levels 2 and 3 during the year ended December 31, 2013.

The following table includes a roll forward of the amounts for the year ended December 31, 2013 for securities classified within level 3. The classification of securities within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement

Balance at December 31, 2012	$	424,219
Purchases		5,661
Balance at December 31, 2013	$	429,880

3. Cash

Cash consists of cash in bank accounts of $ 19,099,778 which approximates fair value.

4. Cash Segregated Under Federal Regulations

At December 31, 2013, the Company had cash of $ 257,657 segregated in special reserve bank accounts for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. The Company also has cash of $ 36,388 in a special bank account for the Proprietary Accounts of Brokers (PAB) at December 31, 2013. These approximate fair value.

5. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At the reporting date, the Company had receivables from and payables to brokers, dealers and clearing organizations consisting of the following:

Receivable		
Securities failed to deliver	$	405
Clearing brokers		4,752,820
	$	4,753,225
Payable		
Clearing brokers	$	1,191,887
	$	1,191,887

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed.

6. Payable to Customers

Payable to customers represents cash amounts payable on demand (Refer to note 1). These balances represent residual balances that are in the process of being returned to individuals or states.

7. Employee Compensation and Benefits

Equity Incentive Plans

Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

Retirement Plan

The Company participates in SunGard Data Systems, Inc. 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contribution to 4% of the employee's compensation.

Bonus

Employees participate in a performance based bonus plan which is fully accrued at the yearend balance sheet date and is paid out in the first quarter of the following year. Other key personnel participate in a stay bonus which accrues annually and is paid out at various intervals.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ('SEC') Uniform Net Capital Rule, Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintains minimum net capital, equal to the greater of $ 250,000 or 2% of aggregate debit balances, as defined. At December 31, 2013, the Company had net capital of $ 14,185,331, which exceeded its minimum requirement of $ 250,000 by $ 13,935,331.

The Company is subject to the SEC's Rule 15c3-3. At December 31, 2013, the Company computed the reserve requirement for customers and was required to segregate $ 83,340 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2013, the amount held on deposit in the special reserve bank account was $ 257,657.

The Company also computed the reserve requirement for the Proprietary Accounts of Brokers (PAB). At December 31, 2013, the Company's calculation required $ 5,000 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2013, was $ 36,388.

9. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provision for rent escalation. At December 31, 2013, the future minimum lease commitments are as follows for the years ending December 31st:

2014	$	539,562
2015		295,500
2016		295,500
2017		-
2018		-
Thereafter		-
	$	1,130,562

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company.

The Company clears all of its trades through two clearing brokers. The Company is required to maintain deposits with each of its clearing brokers which can fluctuate based on trading activities. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

The Company maintains deposits at a bank in excess of federally insured limits.

11. Related Party Transactions

At December 31, 2013, the amount payable to Parent and affiliates represent such amount payable to the Company for unsettled items and receivable from affiliates represent amounts due to the Company.

The Company pays management fees to SunGard and administrative fees to an affiliate for administrative and other expenses.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications.

All remaining payables and receivable balances at December 31, 2013 between the Company and Parent or affiliates are separately disclosed on the Statement of Financial Condition.

One of the Company's clearing broker-dealers is one of a group of private equity partners who has an ownership in SunGard.

12. Furniture, equipment, software and leasehold improvements

As of December 31, 2013, furniture, equipment, software and leasehold improvements included the following:

Software	$ 1,600,290
Equipment	6,754,485
Furniture and fixtures	333,068
Leasehold improvements	325,725
	9,013,568
Accumulated depreciation and amortization	(6,010,512)
	$ 3,003,056

13. Subsequent Events

Effective January 1, 2014, SunGard Institutional Brokerage Inc. ("SIBI"), an affiliated entity, merged into the Company, with the Company being the surviving entity. The merger was accounted for as a transaction between entities under common control, in accordance with ASC 805-50-30.

On January 21, 2014, the Company paid a cash dividend of $4,600,000. The Company has evaluated subsequent events and has determined there are no others requiring disclosure through the date of these financial statements.